

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 6, 2014

Via E-Mail
Keith R. Dunleavy, M.D.
Chief Executive Officer and Chairman
Inovalon Holdings, Inc.
4321 Collington Road
Bowie, MD 20716

> **Re: Inovalon Holdings, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted October 10, 2014**
> **CIK No. 0001619954**

Dear Dr. Dunleavy:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

2.   With respect to every third-party statement in your prospectus, such as the statistics provided by McKinsey & Company, please disclose the report dates and provide us with the relevant portions of the industry research reports you cite. To expedite our review, please clearly mark each source to highlight the applicable portion or section containing the statistic, and cross-reference it to the appropriate location in your prospectus. Also, please tell us whether any of the reports were prepared for you.

3.   Please supplementally provide us with copies of any graphical materials or artwork you intend to use in your prospectus. Upon review of such materials, we may have further comments. For guidance, refer to our Securities Act Forms Compliance and Disclosure Interpretation 101.02.

Prospectus Summary

4.   Your summary section is overly dense and uses numerous terms and phrases not readily understood by persons not already familiar with your industry. For example, you employ terms such as "data-driven intervention platforms," "comorbidity status" and "medical event" as well as defined terms such as CBO, PRP and ETL, which are infrequently used. Please consider revising the summary to eliminate overly detailed disclosure—which may be better addressed in the business section—to describe your business using easy to understand language, and to minimize the use of industry jargon and defined terms.

5.   Please specifically disclose the factual bases for and the context of your claims, beliefs and opinions as they relate to your business, the extent of your market opportunity, and client base characteristics. You must be able to substantiate on a reasonable basis all such claims, beliefs and opinions and should avoid vague descriptions such as "deep insights," "highly efficient," "long, successful history," and "massive opportunities." As examples only, please provide support for, and revise as applicable, the following assertions. Note that this comment also applies to your discussion in the Business section.

- "We are a leading technology company that combines advanced cloud-based data analytics and data-driven intervention platforms …," (page 1);
- "Our platforms are informed by deep clinical insights through our combination of industry-leading subject matter expertise …," (page 5);
- "We believe that no other organization is able to offer the depth and breadth of data-driven analytical insights, tools, and actionable interventions that our platforms are able to offer …," (page 7);
- "We maintain one of the industry's largest independent datasets in our MORE^2 Registry …," (page 8);
- "We believe that we are still in the early stages of realizing our massive opportunity to grow our client base …," (page 9);
- "Our More^2 Registry … has expanded at a rate of approximately 3.1% compounding monthly…," (page 50); and
- Numerous references to your business and operations as "industry leading."

Our Company, page 2

6.   In discussing your company's growth rates you refer to Adjusted EBITDA on page 2. Revise to identify this as a non-GAAP measure and include a presentation of net income and cross reference to the closest related reconciliation. Further, we note similar disclosure on page 74 for which you should include a cross reference to a nearby reconciliation.

Our Competitive Strengths

Long, Successful, Profitable Operating History, page 7

7.   You state that you have been delivering value to your clients while gaining scale and profitability for more than a decade. Revise to ensure that references to your profitability are tied to specific time periods.

Corporate Reorganization and Credit Facilities, page 10

8.   Note 7 to your financial statements references "MedAssurant," which appears to be a predecessor entity. We also note references to predecessor companies in Dr. Dunleavy's biographical discussion on page 114. If MedAssurant, or any other company, was your predecessor, ensure that you provide a complete history of your organization, including that of predecessor entities, and the relevant organizational changes that led to the formation of Inovalon, Inc. in 2006.

Risk Factors

"We may not grow at the rates we historically have achieved …," page 18

9.   Your risk factor discussion references your significant revenue growth since 2010 without addressing the revenue decrease you experienced in 2013. It appears you should revise your discussion to reflect historical fluctuations in revenues for the periods discussed. Also, please supplementally provide us with your financial statements for the year ended December 31, 2010 and tell us whether there were any material changes, as compared to the financial statements included in your document, in the methodologies used to prepare the 2010 financial statements.

"Our top clients account for a significant portion of our revenues …," page 19

10.   Please expand this risk factor discussion to address the revenue decrease associated with one of your major clients in 2013 and its impact on your operating results.

"Our business could be harmed by disruptions in service …," page 24

11.   You state that you rely on the uninterrupted operation of your data centers. Yet it appears

that you do not plan to file as exhibits any agreements with the third parties that host your network operating centers. To the extent you have entered into agreements with respect to your network operating centers, please revise the Business section to discuss the material terms of your material agreements. In addition, explain to us how you determined that the agreements need not be filed as exhibits pursuant to Item 601(b)(10) of Regulation S-K. Alternatively, file the agreements as exhibits to the registration statement.

"Our reliance on third-party vendors to perform certain of our intervention …," page 26

12.   You state that you rely on agreements with third parties to provide certain services, goods, technology, and intellectual property, "including one vendor from whom [you] purchase significant components of your storage architecture." Further, you indicate that disruption of these agreements may impact your operating results and financial condition. It appears, however, that you do not plan to file as exhibits any agreements with these third-parties, including the vendor from whom you obtain storage architecture components. Please revise the Business section to discuss the material terms of the storage architecture agreement and file it as an exhibit to the registration statement. In addition, it appears that you should discuss the material terms of any other material agreements with third-party vendors and file them as exhibits, or tell us why you believe they need not be filed.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 50

13.   You discuss your revenue growth experience during the last three fiscal years and refer to your compounded annual growth rate. Given that you experienced a revenue decline in 2013, please expand your disclosure here and in the Business Overview on page 75 to reflect this.

Trends and Factors Affecting Our Future Performance, page 50

14.   Please balance your disclosure in this section by including an expanded discussion of key factors affecting your historical performance for the periods presented as well as the key challenges you face. See Item 303(a) of Regulation S-K. For additional guidance, refer to Section III.A of SEC Release No. 33-8350.

Client and Analytical Process Count Growth, page 53

15.   You state that you "expect" your period-to-period comparisons of your patient analytical months to be indicative of underlying growth of your business. With a view toward enhanced disclosure, please explain the uncertainty regarding the relationship between this metric and business growth. In this regard, we note that although you experienced patient growth during 2013, revenues decreased during that period.

Results of Operations, page 57

16.   There are several instances where two or more sources of a material change have been identified, but the dollar amounts and proportionate contribution for each source are not disclosed. For instance, you disclose on page 58 that the revenue increase of $29.4 million was primarily driven by the net expansion in revenue from your existing clients by expanding their use of your platforms, the addition of clinical and quality outcomes analytics data analytics clients, and commercial ACA market data analytics and data-driven intervention platform services. Similarly, you do not quantify driving factors such a purchase delays related to the launch process of the Affordable Care Act in 2013, nor quantify the factors that drove revenue increases in 2012. Please revise to quantify the amount that each source contributed to a material change. For guidance, refer to Section III.D of SEC Release No. 33-6835.

Years Ended December 31, 2011, 2012 and 2013

Revenue, page 60

17.   Refer to the table of key metrics on page 16 and the narrative discussion and graph presentations beginning on page 52. Tell us what consideration has been given to including a presentation and discussion of the key metrics associated or correlated with revenues between reporting periods (e.g., unique patient count, engaged patient population statements of work) within your discussion of results of operations.   See SEC Release No. 33-8350 Section II.B.1 for further guidance.

Valuation of Our Common Stock, page 69

18.   To the extent material, when the estimated IPO price is known and included in your registration statement, please reconcile and explain the difference between the fair value of the underlying stock as of the most recent valuation date and the midpoint of your IPO offering range.

Business

Industry Overview, page 75

19.   You discuss the upcoming shift to ICD-10 in 2015. Although you indicate that this shift may present you with opportunities, please tell us whether you are aware of any material, corresponding risks to your business.

Keith R. Dunleavy, M.D.
Inovalon Holdings, Inc.
November 6, 2014

<u>Addressable Market, page 81</u>

20.   Please revise your disclosure to more clearly describe the categories presented in the
        graphic (e.g., payors, providers, consumers). To the extent you have yet to penetrate one
        or more markets represented in the graphic, please expand your disclosure to clarify this.

<u>Our Clients, page 102</u>

21.   You state that your top four clients individually accounted for 12%, 11%, 11%, and 10%
        of revenues for your most recent fiscal year and indicate in a risk factor that the loss of
        one or more of these clients could materially and adversely affect your business and
        operating results. Please revise to name these customers or explain why you are not
        required to provide that information. Refer to Item 101(c)(1)(vii) of Regulation S-K.

22.   It appears that you have included all of your customers for the fiscal year 2014, though
        many of these customers would not have contributed materially to your revenues during
        that period. Please consider revising the list, by footnote or other means, to indicate non-
        material customers. As an alternative, consider revising to omit the names of any
        customers that represented immaterial sources of revenue.

<u>Our Name and Logo, page 106</u>

23.   You state that "'Innovation' is not just a patented formula for us, but a signature form."
        Since you do not hold any patents, it appears that this statement may create unnecessary
        confusion regarding your intellectual property assets. Please revise to avoid the
        suggestion that you hold any patents.

<u>Consolidated Financial Statements</u>

<u>Notes to Consolidated Financial Statements</u>

<u>Summary of Significant Accounting Policies</u>

<u>Revenue recognition, page F-13</u>

24.   Please tell us and revise to clarify how your revenue recognition policy addresses each
        type of revenue discussed on page 55. In this regard, page 55 describes data analytics,
        subscriptions and data-driven intervention platform services but your revenue recognition
        policy describes data analytics and data-driven intervention platforms and multiple
        element arrangements. Clarify how each of the revenue components on page 55 is
        accounted for on page F-13, the nature of the services being subscribed for and which
        product and service offerings are subject to software accounting under ASC 985-605.

Segments, page F-14

25.   We note from your statement on page 2 that your services are delivered through four primary components. Tell us what consideration has been given to disclosing revenue from each revenue type as set forth in ASC 280-10-50-40. In this regard we note you sell services and software licensing arrangements. Please tell us the proportion of revenues your services and products make up of total revenues for each of the reported periods.

Executive Compensation

Summary Compensation Table, page 124

26.   You state that bonuses are determined at the discretion of the Board. Expand to describe whether the board considers any specific factors or has established any set criteria for awarding bonuses.

27.   For each of your named executive officers please explain why the officer received the specific number of shares underlying each option grant.

Certain Relationships and Related Party Transactions, page 132

28.   Please disclose the names of the executive officers and directors that are parties to the stockholders rights agreement. See Item 404(a)(6) of Regulation S-K.

Principal Stockholders, page 133

29.   We note the statement in footnote four that Mr. Rizzo disclaims any direct ownership in the shares owned by the charitable trust and the trust for the benefit of his son. Beneficial ownership disclosure in this table is based on voting and/or investment power. See Instruction 2 to Item 403 of Regulation S-K and Exchange Act Rule 13d-3. To the extent that you retain these disclaimers, please provide us with a legal analysis supporting your belief that beneficial ownership disclaimers are proper outside of filings on Schedules 13D and 13G, and disclose who has voting and/or investment power over the disclaimed shares.

30.   Please disclose the name(s) of the natural person(s) having sole or shared voting and/or dispositive power over the shares held by Meritas Group, Inc., Lapis Ventures SAC Limited, and Meritas Holdings, LLC.

Recent Sales of Unregistered Securities, page II-2

31.   Please expand your disclosures to identify which specific Securities Act exemptions correspond to each transaction, the facts relied upon to make the cited exemptions available, and the total number of investors who participated in each unregistered transaction. Refer to Item 701 of Regulation S-K.

Keith R. Dunleavy, M.D.
Inovalon Holdings, Inc.
November 6, 2014

You may contact Tamara Tangen, Staff Accountant, at (202) 551-3443, or Craig Wilson, Senior Assistant Chief Accountant at (202) 551-3226, if you have questions regarding comments on the financial statements and related matters. Please contact Ivan Griswold, Attorney-Advisor, at (202) 551-3853 or, in his absence, me at (202) 551-3457 with any other questions. If you require additional assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel

cc: Via E-Mail
        David P. Slotkin, Morrison & Foerster LLP
        Justin R. Salon, Morrison & Foerster LLP